Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

May 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor

Re:        MassRoots, Inc.

Registration Statement on Form S-1

Filed April 30, 2018

File No. 333-223038

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of MassRoots, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 14, 2018 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

General

1.	In response to prior comment 1, you state that you are “mainly focused on [the] development of a digital instrument based on the ERC-20 standard that will run on the Ethereum network” which will be used as a form of reward based currency within the MassRoots platform to encourage high-quality reviews. Please disclose the timeframe for the development of the digital instrument and the risks and challenges to the company of using this form of digital instrument to reward users. Explain the process by which the digital instruments will be distributed. In this regard, it is unclear how “businesses in the cannabis industry” will obtain the digital instruments to be able to award them to incentivize participants. Finally, tell us how you will offer the digital instruments in accordance with the requirements of the federal securities laws and how you will develop the platform through which other companies can use your digital assets in loyalty programs in compliance with these laws.

Response:

The Company has addressed the foregoing comment in the Registration Statement. The disclosure has been revised to reflect the Company’s development efforts to date, as well as its plans to explore development of a rewards system. As of the current time, the Company has not yet determined in what form the rewards will be. They may be in cash, discounts, or possibly digital instruments. At such time as the Company makes a final determination regarding the form of rewards, the Company will only make a distribution of rewards in accordance with applicable exemptions from the registration requirements of the Securities Act or through compliance with the registration requirements of the Securities Act. The Company intends to initially only develop its reward program for use on its platform. Disclosure regarding future expansion of the proposed reward programs will be made if and when the program has been developed and such expansion plans have been determined. Any such expansion will similarly only be made in compliance with applicable laws, including, but not, limited state and/or federal securities laws.

2.	We note that your preliminary proxy statement filed on May 1, 2018 includes a provision to approve the Second Amended and Restated Certificate of Incorporation which includes an exclusive forum provision. Please include disclosure in your registration statement about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard Mullin Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Richard A. Friedman

Richard A. Friedman

for SHEPPARD, MULLIN, RICHTER & HAMPTON

cc:	Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.